UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HEARTLAND FINANCIAL USA, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

42234Q102

(CUSIP Number)

Lynn B. Fuller 960 Prince Phillip Drive Dubuque, IA 52003 (563) 599-6350	Thomas J. Fuller 2735 West Armitage Ave, #201 Chicago, IL 60647 (563) 542-1418

The address for all other Reporting Persons is:

Marcus J. Williams

Buchalter APC

1000 Wilshire Blvd., Suite 1500

Los Angeles, CA 90017

(213) 891-5088

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42234Q102

1.

Names of Reporting Persons.

Lynn B. Fuller

Lynn B. Fuller Trust Under Agreement Dated 5/7/1996

Lynn S. Fuller Family GST Trust (Lynn B. Fuller Trustee)

LBF Heartland Partnership LLLP

LBF Heartland Partnership II LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust and Limited Partnership, Florida Trust (GST)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 685,083 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 685,083 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 685,083 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.61%
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

(1)

Represents 12,188 shares of Common Stock held in a 401(k) retirement account for the benefit of Lynn B. Fuller; 12,788 shares of Common Stock held by the Lynn B. Fuller Trust Under Agreement Dated 5/7/1996, for which Lynn B. Fuller serves as sole trustee with sole voting and dispositive power; 92,669 shares of Common Stock held by the Lynn S. Fuller Family GST Trust Under Agreement Dated 9/19/91 (Lynn B. Fuller Trustee), over which shares Lynn B. Fuller has sole voting and dispositive power; 313,180 shares of Common Stock held by LBF Heartland Partnership LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power; and 254,258 shares of Common Stock held by LBF Heartland Partnership II LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Thomas J. Fuller Thomas J. Fuller Trust Under Agreement Dated 02/26/2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 132,671 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 132,671 (1)
	10.	Shared Dispositive Power 0 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,671 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 132,472 shares of Common Stock held by the Thomas J. Fuller Trust Under Agreement Dated 02/26/2021 and 199 shares of Common Stock held by Thomas J. Fuller directly. Of these shares, 96,580 are pledged in a margin account.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. The Reporting Person disclaims beneficial ownership of all shares other than those identified in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Cynthia A. Fuller Cynthia A. Fuller Trust Under Agreement Dated 7/2/2015
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Iowa Trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 11,000 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 11,000 (1)
	10.	Shared Dispositive Power 11,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (trust)

(*)	indicates less than one percent.
(1)

Represents 11,000 shares of Common Stock held by the Cynthia A. Fuller Trust under Agreement Dated 7/2/2015, for which Ms. Cynthia A. Fuller serves as sole trustee with sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Barry H. Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,081 (1)
	8.	Shared Voting Power 155,065 (2)(3)
	9.	Sole Dispositive Power 6,081 (1)
	10.	Shared Dispositive Power 155,065 (2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,146 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)	Represents 6,081 held directly by Barry H. Orr.
(2)	Represents shares held by Barry H. Orr and his spouse, Kathy Orr, as joint tenants.
(3)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Kathy Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 139,886 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 139,886 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,886 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)	Represents shares held by Kathy Orr and her spouse, Barry H. Orr, as joint tenants.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Mary Lou Fuller Mary Lou Fuller Trust Under Agreement Dated 7/24/2018 Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen; Illinois Trust; Florida Trust (GST)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 374,863 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 374,863 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,863 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 282,193 shares of Common Stock held by the Mary Lou Fuller Trust Under Agreement Dated 7/24/2018, for which Mary Lou Fuller serves as sole trustee with sole voting and dispositive power, and 92,670 shares of Common Stock held by Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91 over which shares Mary Lou Fuller has sole voting and dispositive power.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Kurt M. Saylor Kurt M. Saylor Trust Under Agreement Dated 1/6/1998
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Kansas Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 111,935 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 111,935 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,935 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)	Represents 111,935 shares of Common Stock held by the Kurt M. Saylor Trust Under Agreement Dated 1/6/1998, for which Kurt M. Saylor serves as sole trustee with sole voting and dispositive power.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to vote up to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Melissa J. Saylor Melissa J. Saylor Trust Under Agreement Dated 1/6/1998
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Kansas Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 46,311 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 46,311 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,311 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)	Represents 46,311 shares of Common Stock held by the Melissa J. Saylor Trust Under Agreement Dated 1/6/1998, for which Melissa J. Saylor serves as sole trustee with sole voting and dispositive power.
(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Thomas G. Richards Thomas G. Richards Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen, California Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 76,654 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 76,654 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,654 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust)

(*)	indicates less than one percent.
(1)

Represents 70,045 shares of Common Stock held by the Thomas G. Richards Living Trust, for which Thomas G. Richards serves as sole trustee with sole voting and dispositive power; 292 shares of Common Stock held by an individual retirement account for the benefit of Thomas G. Richards, and 6,317 shares held by Thomas G. Richards under the name Thomas Richards or Tom G. Richards.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. R. Bruce Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 55,085
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 55,085
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,085 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Barry Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 165,972
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 165,972
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,972 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Ronny Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 53,639
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 53,639
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,639 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Robert D. Regnier Robert D. Regnier Revocable Trust Robert & Ann Regnier Family Limited Partnership Regnier Family Limited Partnership Regnier Family Limited Partnership II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen; Kansas Trust; Kansas Partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 506,425 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 506,425 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 506,425 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.20%
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

(1)

Represents 354,625 shares of Common Stock held by the Robert D. Regnier Revocable Trust, for which Robert D. Regnier is the sole trustee with sole voting and dispositive power; 66,821 in an individual retirement account for the benefit of Robert D. Regnier; 29,242 shares of Common Stock held by the Robert & Ann Regnier Family Limited Partnership, for which Robert D. Regnier serves as general partner with sole voting and dispositive power; and 55,737 shares of Common Stock are held by the Robert D. Regnier Family Limited Partnership II, for which Robert D. Regnier serves as general partner with sole voting and dispositive power

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Ramesh C. Kapur, CHANDA Kapur & Seema Chand Kapur fbo 2020 Gift Trust UTD 10/29/2020 RCK LP A Limited Partnership Kapur & Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Wisconsin Trust, Limited Partnership and Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 159,367 (1)
	8.	Shared Voting Power 14,155 (1) (2)
	9.	Sole Dispositive Power 159,367 (1)
	10.	Shared Dispositive Power 14,155 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,522 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

Includes 21,044 shares held by the Ramesh C. Kapur, CHANDA Kapur & Seema Chand Kapur fbo 2020 Gift Trust UTD 10/29/2020; 14,155 shares held by the reporting person’s spouse; 135,323 shares held in RCK LP A Limited Partnership, an entity of which the reporting person serves as general partner and thereby holds sole voting power and sole dispositive power with respect to shares held by such entity, and 3,000 shares held by Kapur & Associates, Inc., a corporation of which the reporting person is an officer and director and thereby holds sole voting power and sole dispositive power with respect to shares held by such entity.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Mike Mechenbier Mike Mechenbier & Kathleen Mechenbier Trust UA dtd 3/18/1988
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, New Mexico Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 45,843 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 45,843 (1)
	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,843 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Represents less than 1%.
(1)

Includes 45,418 shares held by the Mike Mechenbier & Kathleen Mechenbier Trust UA dtd 3/18/1988, of which the reporting person serves as trustee and thereby exercises sole voting power and sole dispositive power, and 425 shares held by the reporting person individually.

(2)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Shannon Himango
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 86,293
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 86,293
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,293 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. James Young
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 15,000
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 15,000
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Ricky Green
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 51,285
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 51,285
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,285 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Fred Locker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 62,697
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 62,697
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Gary Rothwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 27,150
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 27,150
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,150 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. John Benton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,575
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 1,575
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. Duncan Burkholder, MD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen, Minnesota Trust and Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 13,000
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 13,000
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN, OO (Trust), PN

*	Less than 1%.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

CUSIP No. 42234Q102

1.	Names of Reporting Persons. John W. Cox, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,160
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 1,160
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,160 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (2) ☒
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

(*)	indicates less than one percent.
(1)

As a result of the Stockholder Agreement described in Item 2, below, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,858,309 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Stockholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

SCHEDULE 13D

Explanatory Note: This Amendment No. 2 (this “Amendment”) amends and supplements that certain beneficial ownership report on Schedule 13D filed with the Commission on March 8, 2022 (the “Schedule 13D”), as amended by Amendment No. 1 filed on April 20, 2022, by the Reporting Persons identified therein. Except where the context plainly requires otherwise, references to the Schedule 13D shall describe the previous filing as amended hereby. The Reporting Persons are filing this Amendment to amend certain information described in Item 4 through 7 to reflect the termination of the Stockholder group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective December 14, 2022. Capitalized terms used herein and not defined shall have the meanings assigned in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by appending the following information.

On December 14, 2022, the Reporting Persons and Heartland Financial USA, Inc., a Delaware corporation and a registered bank holding company (the “Issuer”), entered into an agreement (the “Settlement Agreement”) whereby, among other things, the Reporting Persons agreed to amend the Stockholder Agreement dated March 8, 2022 (the “Stockholder Agreement”), concurrently with the execution of the Settlement Agreement, to terminate substantially all of its provisions, including all provisions pertaining to voting, consultation, communication and designation of representatives, thereby dissolving the “group” for the purposes of Section 13(d) of the Exchange Act. Pursuant to the Settlement Agreement, Lynn B. Fuller resigned from the Board of Directors of the Issuer, effective immediately.

The Settlement Agreement imposes certain standstill restrictions on the Reporting Persons until the date that is fifteen (15) days prior to the deadline for the submission of stockholder proposals for the 2024 annual meeting of the Issuer’s stockholders pursuant to the Issuer’s Amended and Restated Bylaws. Each Reporting Person also agreed to release the Issuer and each of its present and former affiliates, associates, employees, officers, directors, managers, principals and subsidiaries and any of their advisors or agents acting or purporting to act on their behalf, from any and all claims, demands, causes of action, actions, suits, promises, damages, liabilities and judgments whatsoever, whether known or unknown, in law or equity, which such Reporting Person or its affiliate shall or may have for, upon or by reason of any matter, cause or thing against the Issuer or its subsidiaries pertaining to actions taken or omitted to be taken by the Issuer or its affiliates or its associates with respect to such Reporting Person’s investment in the Issuer, the employment of such Reporting Person or its affiliates or associates with the Issuer or any of its subsidiaries, or such Reporting Person’s service on the board of directors of the Issuer or any of its subsidiaries, in each case prior to the date of the Settlement Agreement.

In addition, the Issuer agreed to reimburse the Reporting Persons for their reasonable, documented out-of-pocket fees and expenses of legal and financial advisors to the Reporting Persons incurred in connection with the Reporting Persons’ involvement at the Issuer in their capacity as such through the date of the Settlement Agreement and agreed to release, subject to certain exceptions, each Reporting Person, and each of his, her or its present and former affiliates, associates, employees, officers, directors, managers, principals and subsidiaries and any of their advisors or agents acting or purporting to act on their behalf, from any and all claims, demands, causes of action, actions, suits, promises, damages, liabilities and judgments whatsoever, whether known or unknown, in law or equity, which the Issuer shall or may have for, upon or by reason of any matter, cause or thing against any Reporting Person pertaining to actions taken or omitted to be taken by such Reporting Person or its affiliates or associates in connection with such Reporting Person’s investment in the Issuer, the employment of such Reporting Person or its affiliates or associates with the Issuer or any of its subsidiaries, or such Reporting Person’s service on the board of directors of the Issuer or any of its subsidiaries, in each case prior to the date of the Settlement Agreement.

A copy of the Settlement Agreement and the amendment to the Stockholder Agreement (the “Amendment”) are attached hereto as Exhibits 99.3 and 99.4, respectively, and incorporated by reference herein. The foregoing descriptions of the Settlement Agreement and the Amendment are qualified in their entirety by reference to the full text of the Settlement Agreement and the Amendment, respectively.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of the date hereof, the Reporting Persons hold, in the aggregate, approximately 2,858,309 shares or 6.73% of the outstanding common stock and combined voting power of the Issuer’s common stock, based on 42,444,820 issued and outstanding shares of common stock of the Issuer as of November 4, 2022, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022, for the fiscal quarter ended September 30, 2022.

The aggregate number of shares and percentage of common stock outstanding beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Statement and are incorporated herein by reference and summarized in the following table.

Prior to the Amendment, as a result of the Stockholder Agreement, the Reporting Persons may have been deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, up to an aggregate of 2,858,309 shares of common stock that are beneficially owned collectively by the parties to the Stockholder Agreement corresponding to each Reporting Person as set forth above in this Statement. All such shares that may have been deemed to be beneficially owned by the Reporting Persons constitute approximately 6.73% of the issued and outstanding common stock as of November 4, 2022.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer except to the extent of their several pecuniary interests therein. The filing of this statement does not constitute an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The following table summarizes the beneficial ownership of the Issuer’s common stock by the Reporting Persons. For additional detail regarding sole voting and dispositive power, and shared voting and dispositive power of the shares beneficially owned by each Reporting Person listed below, see the cover pages to this Statement, which are incorporated into this Item 5 by reference.

Reporting Person	Number of Shares of Common Stock Owned		Percentage of Common Stock Outstanding (1)
Lynn B. Fuller	685,083	(2)	1.61%
Thomas J. Fuller	132,671	(3)	*	%
Cynthia A. Fuller	11,000	(4)	*	%
Barry H. Orr	161,146	(5)	*	%
Kathy Orr	139,886	(6)	*	%
Mary Lou Fuller	374,863	(7)	*	%
Kurt M. Saylor	111,935	(8)	*	%
Melissa J. Saylor	46,311	(9)	*	%
Thomas G. Richards	76,654	(10)	*	%
R. Bruce Orr	55,085		*	%
Barry Brown	165,972		*	%
Ronny Brown	53,639		*	%
Robert D. Regnier	506,425	(11)	1.20%
Ramesh Kapur	173,522	(12)	*	%
Mike Mechenbier	45,643	(13)	*	%
Shannon Himango	86,293		*	%
James Young	15,000		*	%
Ricky Green	51,285		*	%

Fred Locker	62,697	*	%
Gary Rothwell	27,150	*	%
Duncan Burkholder	13,000
John Benton	1,575	*	%
John W. Cox, Jr	1,160	*	%
TOTAL (1)	2,858,309	6.73%

(*)	indicates less than one percent.
(1)	Duplicate share amounts omitted from Total. Percentages rounded to the nearest 1/100th of one percent.
(2)

Represents 12,188 shares of Common Stock held in a 401(k) retirement account for the benefit of Lynn B. Fuller; 12,788 shares of Common Stock held by the Lynn B. Fuller Trust Under Agreement Dated 5/7/1996, for which Lynn B. Fuller serves as sole trustee with sole voting and dispositive power; 92,669 shares of Common Stock held by the Lynn S. Fuller Family GST Trust Under Agreement Dated 9/19/91 (Lynn B. Fuller Trustee), over which shares Lynn B. Fuller has sole voting and dispositive power; 313,180 shares of Common Stock held by LBF Heartland Partnership LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power; and 254,258 shares of Common Stock held by LBF Heartland Partnership II LLLP, for which Lynn B. Fuller serves as general partner with sole voting and dispositive power. As a Designated Representative under the Stockholder Agreement, Lynn B. Fuller may be deemed to have shared voting power over 2,858,309 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(3)

Represents 132,472 shares of Common Stock held by the Thomas J. Fuller Trust Under Agreement Dated 02/26/2021 and 199 shares of Common Stock held by Thomas J. Fuller directly. Of these shares, 96,580 shares are pledged in a margin account. As a Designated Representative under the Stockholder Agreement, Thomas J. Fuller may be deemed to have shared voting power over 2,858,309 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(4)

Represents 11,000 shares of Common Stock held by the Cynthia A. Fuller Trust under Agreement Dated 7/2/2015, for which Ms. Cynthia A. Fuller serves as sole trustee with sole voting and dispositive power.

(5)

Represents 6,081 held directly by Barry H. Orr; 15,179 shares of Common Stock held in an Individual Retirement Account for the benefit of Barry H. Orr and 139,886 shares held by Barry H. Orr and his spouse, Kathy Orr, as joint tenants.

(6)	Represents shares held by Kathy Orr and her spouse, Barry H. Orr, as joint tenants.
(7)

Represents 282,193 shares of Common Stock held by the Mary Lou Fuller Trust Under Agreement Dated 7/24/2018, for which Mary Lou Fuller serves as sole trustee with sole voting and dispositive power, and 92,670 shares of Common Stock held by Mary Lou Fuller Trustee Lynn S. Fuller Family GST Trust FBO Mary Lou Fuller U/A 9/19/91 over which shares Mary Lou Fuller has sole voting and dispositive power.

(8)	Represents 111,935 shares of Common Stock held by the Kurt M. Saylor Trust Under Agreement Dated 1/6/1998, for which Kurt M. Saylor is the trustee and has sole voting and dispositive power.
(9)	Represents 46,311 shares of Common Stock held by the Melissa J. Saylor Trust Under Agreement Dated 1/6/1998, for which Melissa J. Saylor is the trustee and has sole voting and dispositive power.
(10)

Represents 70,045 shares of Common Stock held by the Thomas G. Richards Living Trust, for which Thomas G. Richards serves as sole trustee with sole voting and dispositive power; 292 shares of Common Stock held by an individual retirement account for the benefit of Thomas G. Richards, and 6,317 shares held by Thomas G. Richards under the name Thomas Richards or Tom G. Richards.

(11)

Represents 354,625 shares of Common Stock held by the Robert D. Regnier Revocable Trust, for which Robert D. Regnier is the sole trustee with sole voting and dispositive power; 66,821 in an individual retirement account for the benefit of Robert D. Regnier; 29,242 shares of Common Stock held by the Robert & Ann Regnier Family Limited Partnership, for which Robert D. Regnier serves as general partner with sole voting and dispositive power; and 55,737 shares of Common Stock are held by the Robert D. Regnier Family Limited Partnership II, for which Robert D. Regnier serves as general partner with sole voting and dispositive power.

(12)

Represents 21,044 shares held by the Ramesh C. Kapur, CHANDA Kapur & Seema Chand Kapur fbo 2020 Gift Trust UTD 10/29/2020; 14,155 shares held by the reporting person’s spouse; 135,323 shares held in RCK LP A Limited Partnership, an entity of which the reporting person serves as general partner and thereby holds sole voting power and sole dispositive power with respect to shares held by such entity, and 3,000 shares held by Kapur & Associates, Inc., a corporation of which the reporting person is an officer and director and thereby holds sole voting power and sole dispositive power with respect to shares held by such entity.

(13)

Represents 45,418 shares held by the Mike Mechenbier & Kathleen Mechenbier Trust UA dtd 3/18/1988, of which the reporting person serves as trustee and thereby exercises sole voting power and sole dispositive power, and 425 shares held by the reporting person individually.

(c) Barry H. Orr sold an aggregate of 35,179 shares in the past 60 days, consisting of 15,179 shares from his IRA account and 20,000 shares jointly held with Kathy Orr. To the knowledge of the Reporting Persons, no other transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d) Other than described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 4 and Item 5 of this Statement is hereby incorporated by reference. Item 6 of the Schedule 13D is amended by appending the following information. As described above, effective December 14, 2022, the Reporting Persons entered into the Amendment to, among other things, terminate all the provisions pertaining to voting, consultation, communication and designation of representatives. The Amendment retains provisions pertaining to indemnification of designated representatives and reimbursement of expenses. Concurrently with the Amendment, the Reporting Persons also entered into Settlement Agreement with the Issuer, as described above.

Other than the matters disclosed in this Statement, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

This Item 6 (and other Items of this Statement) does not provide a complete description of the Settlement Agreement and the Amendment, and such description is qualified in its entirety by reference to the full text of the Settlement Agreement and the Amendment, respectively, which are attached hereto as Exhibits 99.3 and 99.4, respectively, and incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Stockholder Agreement*
99.2	Form of Joinder to Stockholder Agreement*
99.3	Settlement Agreement, dated December 14, 2022, by and between the Issuer and the Reporting Persons
99.4	First Amendment to the Stockholder Agreement, dated December 14, 2022
24.1	Agreement Regarding Joint Filing and Form of Power of Attorney †

*	Previously Filed.
†	Included in Exhibit 99.1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

†	Denotes signatures by Thomas J. Fuller, attorney in fact

LYNN B. FULLER

/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	Member

LYNN B. FULLER TRUST UNDER AGREEMENT DATED 5/7/1996

By:	/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	Trustee

LYNN S. FULLER FAMILY GST TRUST (Lynn B. Fuller Trustee)

By:	/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	Trustee

LBF HEARTLAND PARTNERSHIP L.L.L.P.

By:	/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	General Partner

LBF HEARTLAND PARTNERSHIP II L.L.L.P.

By:	/s/ Lynn B. Fuller†
Name:	Lynn B. Fuller
Title:	General Partner

THOMAS J. FULLER

/s/ Thomas J. Fuller
Name:	Thomas J. Fuller
Title:	Member

THOMAS J. FULLER TRUST UNDER AGREEMENT DATED 2/26/2021

By:	/s/ Thomas J. Fuller
Name:	Thomas J. Fuller
Title:	Trustee

CYNTHIA A. FULLER

/s/ Cynthia A. Fuller†
Name:	Cynthia A. Fuller
Title:	Member

CYNTHIA A. FULLER TRUST UNDER AGREEMENT DATED 7/2/2015

By:	/s/ Cynthia A. Fuller†
Name:	Cynthia A. Fuller
Title:	Trustee

BARRY H. ORR

/s/ Barry H. Orr†
Name:	Barry H. Orr
Title:	Member

KATHY ORR

/s/ Kathy Orr†
Name:	Kathy Orr
Title:	Member

MARY LOU FULLER

/s/ Mary Lou Fuller†
Name:	Mary Lou Fuller
Title:	Member

MARY LOU FULLER TRUST UNDER AGREEMENT DATED 7/24/2018

By:	/s/ Mary Lou Fuller†
Name:	Mary Lou Fuller
Title:	Trustee

MARY LOU FULLER TRUSTEE LYNN S. FULLER FAMILY GST TRUST FBO MARY LOU FULLER U/A 9/19/91

By:	/s/ Mary Lou Fuller†
Name:	Mary Lou Fuller
Title:	Trustee

KURT M. SAYLOR

/s/ Kurt M. Saylor†
Name:	Kurt M. Saylor
Title:	Member

KURT M. SAYLOR TRUST UNDER AGREEMENT DATED 1/6/1998

By:	/s/ Kurt M. Saylor†
Name:	Kurt M. Saylor
Title:	Trustee

MELISSA J. SAYLOR

/s/ Melissa J. Saylor†
Name:	Melissa J. Saylor
Title:	Member

MELISSA J. SAYLOR TRUST UNDER AGREEMENT DATED 1/6/1998

By:	/s/ Melissa J. Saylor†
Name:	Melissa J. Saylor
Title:	Trustee

THOMAS G. RICHARDS

/s/ Thomas G. Richards†
Name:	Thomas G. Richards
Title:	Member

THOMAS G. RICHARDS LIVING TRUST

By:	/s/ Thomas G. Richards†
Name:	Thomas G. Richards
Title:	Trustee

R. BRUCE ORR

/s/ R. Bruce Orr†
Name: R. Bruce Orr
Title: Member

BARRY BROWN

/s/ Barry Brown†
Name: Barry Brown
Title: Member

RONNY BROWN

/s/ Ronny Brown†
Name: Ronny Brown
Title: Member

ROBERT D. REGNIER

/s/ Robert D. Regnier†
Name: Robert D. Regnier
Title: Member

ROBERT D. REGNIER REVOCABLE TRUST

By:	/s/ Robert D. Regnier
Name:	Robert D. Regnier
Title:	Trustee

ROBERT & ANN REGNIER FAMILY LIMITED PARTNERSHIP

By:	/s/ Robert D. Regnier†
Name:	Robert D. Regnier
Title:	General Partner

REGNIER FAMILY LIMITED PARTNERSHIP II

By:	/s/ Robert D. Regnier†
Name:	Robert D. Regnier
Title:	General Partner

RAMESH KAPUR

/s/ Ramish C. Kapur†
Name: Ramish C. Kapur
Title: Individual

RAMESH C. KAPUR, CHANDA KAPUR & SEEMA CHAND KAPUR FBO 2020 GIFT TRUST UTD 10/29/2020

By:	/s/ Ramesh C. Kapur†
Name:	Ramesh C. Kapur
Title:	Trustee

RCK LP A LIMITED PARTNERSHIP

By:	/s/ Ramesh C. Kapur†
Name:	Ramesh C. Kapur
Title:	General Partner

KAPUR & ASSOCIATES, INC.

By:	/s/ Ramesh C. Kapur†
Name:	Ramesh C. Kapur
Title:	President

MIKE MECHENBIER

/s/ Mike Mechenbier†
Name: Mike Mechenbier
Title: Individual

MIKE MECHENBIER & KATHLEEN MECHENBIER TRUST UTD 3/18/1988

/s/ Mike Mechenbier†
Name: Mike Mechenbier
Title: Trustee

SHANNON HIMANGO

/s/ Shannon Himango†
Name: Shannon Himango
Title: Individual

JAMES YOUNG

/s/ James Young†
Name: James Young
Title: Individual

RICKY GREEN

/s/ Ricky Green†
Name: Ricky Green
Title: Individual

FRED LOCKER

/s/ Fred Locker†
Name: Fred Locker
Title: Individual

GARY ROTHWELL

/s/ Gary Rothwell†
Name: Gary Rothwell
Title: Individual

JOHN BENTON

/s/ John Benton†
Name: John Benton
Title: Individual

DUNCAN BURKHOLDER, MD

/s/ Duncan Burkholder†
Name: Duncan Burkholder, MD
Title: Individual

JOHN W. COX, JR.

/s/ John W. Cox, Jr.
Name: John W. Cox, Jr.
Title: Individual